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                              January 2, 2024

       Patrick E. Bowe
       President and Chief Executive Officer
       Andersons, Inc.
       1947 Briarfield Boulevard
       Maumee, Ohio 43537

                                                        Re: Andersons, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 9, 2023
                                                            File No. 000-20557

       Dear Patrick E. Bowe:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed March 9, 2023

       Pay versus Performance, page 54

   1. We note that the peer group you identify in the pay versus performance table and related disclosure is the
custom "Peer Group Index disclosed in Item 5" of your Form 10-K. Since your peer group is not
an a published industry or line-of-business index, please ensure that the issuers composing
the group are disclosed in a footnote. Refer to Regulation S-K Item
                                                        402(v)(2)(iv).
   2.                                                   We note that you have
included    Net Income Attributable to the Company (in thousands)
                                                        under another heading
that reads    from continuing operations    in column (h) of your pay
                                                        versus performance
table in lieu of net income as required by Regulation S-K Item
                                                        402(v)(2)(v). Please
include net income (loss), as reported in your audited GAAP
                                                        financial statements,
in column (h) for all years covered by the table. Refer to Regulation
                                                        S-K Compliance and
Disclosure Interpretations Questions 128D.08 and 128D.09. Please
                                                        note that you may
voluntarily provide supplemental measures of compensation or financial performance,
so long as any additional disclosure is "clearly identified as supplemental, not
misleading, and not presented with greater prominence than the required disclosure."
See Pay Versus Performance, Release No. 34-95607 (August 25,
                                                        2022 [87 FR 55134
(September 8, 2022)] at Section II.F.3. It is also unclear how columns
                                                        (h) and (g) are
modified by the title "from continuing operations." Please ensure that the
 Patrick E. Bowe
Andersons, Inc.
January 2, 2024
Page 2
         your pay versus performance table includes only the exact headings permitted by
         Regulation S-K Item 402(v)(1)(a)-(i).
       Please contact Marion Graham at 202-551-6521 or Amanda Ravitz at 202-551-3412 with any other questions.



FirstName LastNamePatrick E. Bowe                           Sincerely,
Comapany NameAndersons, Inc.
                                                            Division of
Corporation Finance
January 2, 2024 Page 2                                      Disclosure Review
Program
FirstName LastName